

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Patrick Bilton
Chief Executive Officer
MJ Harvest, Inc.
9205 West Russell Road Suite 240
Las Vegas, Nevada 89139

> **Re: MJ Harvest, Inc.**
> **Registration Statement on Form 10-12(g)**
> **File No. 000-56250**

Dear Mr. Bilton:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc:    Gary R. Henrie, Securities Counsel